82-34

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

RECEIVED
2004 AUG -5 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036006

Week Ending 5th August 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 04/08/04 (Cairo Time)	Drilling ahead at 1243m with 474m progress for the week.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

SUPPL

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dw 8/5

During the week ending 5th August, 2004 Santos Limited also participated in 6 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 5th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2

Type	Oil Appraisal
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35km SW of the Oyong Field and some 40km SE of Surabaya.
Status at 0600hrs 05/08/04 (Jakarta Time)	Preparing to drill ahead having drilled out of surface casing. The current depth is 1008m with 3m progress for the week.
Planned Total Depth	5300m
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Shepherd Mott 1

Type	Gas Delineation
Location	Texas, USA Golf Prospect, Matagorda County.
Status at 1500hrs 04/08/04 (Houston Time)	Running in hole to set kick-off plug. The well will be plugged back to surface casing and sidetracked due to borehole problems. The well reached a depth of 1972m with 1265m progress for the week.
Planned Total Depth	4816m
Interest	Santos Group 87.5% WI
Operator	Santos Group

Harris 1

Type	Gas Delineation
Location	Texas, USA Craftworks Prospect, Live Oak County.
Status at 0600hrs 04/08/04 (Houston Time)	Rigging down. Harris 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 3712m with 368m progress for the week. It is expected that the rig will be released later today.
Planned Total Depth	3658m
Interest	Santos Group 25% WI
Operator	Suemaur E & P

Jerry Smolik 1

Type	Gas Delineation
Location	Texas, USA Verdad Prospect, Karnes County.
Status at 0600hrs 04/08/04 (Houston Time)	Drilling ahead. The current depth is 2807m with 1248m progress for the week. The well spudded on 19/07/04.
Planned Total Depth	3353m
Interest	Santos Group 17.69% WI
Operator	Dan A. Hughes Company

Week Ending 5th August 2004

Delineation Wells (Near Field Exploration / Appraisal Wells) (cont)

Olympus 1

Type	Gas Near Field Exploration	
Location	Queensland, Cooper Basin ATP 259P (Total 66 Block), 3.5km ESW of Keren 1, 9.0km E of Ashby North 1, and some 80km S of the Ballera Gas Plant.	
Status at 0600hrs 05/08/04	Olympus 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 1975m with no progress for the week. The rig was released on 30/07/04, and has moved to Wellington 3.	
Planned Total Depth	2020m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Wellington 3

Type	Gas Delineation	
Location	Queensland, Cooper Basin PPL 131 (Aquitaine A Block), 2.5km W of Wellington 1, 3.5km NW of Baryulah 2, and some 40km S of the Ballera Gas Plant.	
Status at 0600hrs 05/08/04	Running surface casing. The current depth and progress for the week is 800m. Wellington 3 spudded on 03/08/04	
Planned Total Depth	2900m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	100,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$6.52 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 100,000 options granted on 19 October 2001 pursuant to the Santos Executive Share Option Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates	5 August 2004	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,906,283	Fully paid ordinary shares.
	3,500,000	Reset convertible preference shares.

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
	15,400	(i) held by eligible employees; and
	194,578	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
	110,750	Executive share plan '0' shares of 25 cents each paid to 1 cent.
	85,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
	5,713,462	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17.	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 5 August 2004

Company Secretary

Print name: WESLEY JON GLANVILLE